Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

May 16, 2014

Voya Investment Management

Client Talking Points

VY MFS Utilities Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Disappearing Portfolio Name	Surviving Portfolio Name
Reorganization	July 18, 2014	VY MFS Utilities Portfolio	Voya Large Cap Value Portfolio

The Board of Trustees (the “Board”) of VY MFS Utilities Portfolio (the “MFS Utilities Portfolio”) and Voya Large Cap Value Portfolio (“Large Cap Value Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY MFS Utilities Portfolio is required before the Merger may take place.

o	What is happening?
o	On January 23, 2014, each Portfolio’s Board approved a proposal to merge VY MFS Utilities Portfolio and Voya Large Cap Value Portfolio.
o	Shareholders of MFS Utilities Portfolio will be sent a combined proxy statement and prospectus on or about May 15, 2014.
o	A shareholder meeting will be held on or about June 19, 2014.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about July 18, 2014.
o	Massachusetts Financial Services Company (“MFS”) serves as sub-adviser MFS Utilities Portfolio and Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to Large Cap Value Portfolio. If the Merger is approved, shareholders in the MFS Utilities Portfolio will become shareholders in Large Cap Value Portfolio as of the close of business on or about July 18, 2014.
o	A Fund prospectus supplement was filed on or about January 31, 2014 to notify shareholders of the changes

May 16, 2014

Client Talking Points

o	Why is the Merger proposed?
o	Directed Services, LLC (“DSL” or “Adviser”) and its affiliates are conducting a comprehensive review of the mutual funds offered within the Voya mutual funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the Voya mutual funds complex.
o	The Merger is expected to result in lower gross and net expense ratios and greater asset base in Large Cap Value Portfolio.
o	With respect to the Merger, the Adviser noted that in its view, the Merger would provide MFS Utilities Portfolio shareholders with an immediate benefit through lower gross and net expenses.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

o	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	MFS Utilities Portfolio	Large Cap Value Portfolio
Investment Objective	The Portfolio seeks total return.	The Portfolio seeks long-term growth of capital and current income.

o	What is the experience of the Voya IM Portfolio Management Team?

The Portfolio will be managed by the Voya Investment Management team of Christopher Corapi, Vincent Costa, and Robert Kloss.

Christopher F. Corapi

Senior Portfolio Manager

Portfolio Manager and Chief Investment Officer of equities joined Voya IM in February 2004.

Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Vincent Costa, CFA

Portfolio Manager

Portfolio Manager, and Head of Quantitative Equity Research, is responsible for leading the portfolio implementation effort for all equity index funds and enhanced index funds. Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity.

Prior to joining Voya IM, Mr. Costa was with Merrill Lynch Investment Management, where he worked for seven years in quantitative equity leadership positions. Most recently, he served as managing director and head of their quantitative investments organization where he had overseen some $60 billion in assets across 70 funds. Prior to that, Mr. Costa worked at Bankers Trust Company as a senior portfolio manager, managing global index and enhanced index products.

May 16, 2014

Client Talking Points

Robert M. Kloss

Portfolio Manager

Portfolio Manager, joined Voya IM 1992. Mr. Kloss has also served as a senior sector analyst on Voya IM’s fundamental equity research team, covering the financial services sector as well as an equity analyst and portfolio manager for a variety of value-oriented funds.

Prior to joining Voya IM, Mr. Kloss was a principal of Phoenix Strategies, an investment management and consulting firm.

How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Large Cap Value Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2013. Shareholders of MFS Utilities Portfolio are expected to experience a decrease in both gross and net expenses as a result of the Reorganization. Large Cap Value Portfolio’s gross expenses are reduced due to contractual obligations of the Adviser and Voya Investments Distributor, LLC (the “Distributor”) to waive fees and limit expenses. These obligations expire on May 1, 2016 and there can be no assurance that these obligations will be continued. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		Utilities Portfolio	Large Cap Value Portfolio	Large Cap Value Portfolio Pro Forma
Class ADV
Management Fees	%	0.60	0.63	0.62
Distribution and/or Shareholder Services (12b-1) Fees	%	0.75	0.75	0.75
Administrative Services Fee	%	0.10	0.10	0.10
Other Expenses	%	0.07	0.03	0.03
Acquired Fund Fees and Expenses	%	None	0.01	0.01
Total Annual Portfolio Operating Expenses	%	1.52	1.52[4]	1.51[4]
Waivers and Reimbursements	%	-0.15[2,3]	-0.27[5,6]	-0.26[5,6]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.37	1.25	1.25

Class I
Management Fees	%	0.60	0.63	0.62
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Administrative Services Fee	%	0.10	0.10	0.10
Other Expenses	%	0.07	0.03	0.03
Acquired Fund Fees and Expenses	%	None	0.01	0.01
Total Annual Portfolio Operating Expenses	%	0.77	0.77[4]	0.76[4]
Waivers and Reimbursements	%	None[2]	-0.12[5]	-0.11[5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.77	0.65	0.65

May 16, 2014

Client Talking Points

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		Utilities Portfolio	Large Cap Value Portfolio	Large Cap Value Portfolio Pro Forma
Class S
Management Fees	%	0.60	0.63	0.62
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Administrative Services Fee	%	0.10	0.10	0.10
Other Expenses	%	0.07	0.03	0.03
Acquired Fund Fees and Expenses	%	None	0.01	0.01
Total Annual Portfolio Operating Expenses	%	1.02	1.02[4]	1.01[4]
Waivers and Reimbursements	%	None[2]	-0.12[5]	-0.11[5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.02	0.90	0.90

Class S2
Management Fees	%	0.60	0.63	0.62
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	0.50	0.50
Administrative Services Fee	%	0.10	0.10	0.10
Other Expenses	%	0.07	0.03	0.03
Acquired Fund Fees and Expenses	%	None	0.01	0.01
Total Annual Portfolio Operating Expenses	%	1.27	1.27[4]	1.26[4]
Waivers and Reimbursements	%	-0.10[2,3]	-0.22[5,6]	-0.21[5,6]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.17	1.05	1.05

1.	Expense ratios have been adjusted to reflect current contractual rates.

2.	The adviser is contractually obligated to limit expenses to 1.45%, 0.85%, 1.10% and 1.25% for Class ADV, Class I, Class S and Class S2 shares, respectively, through May 15, 2015; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses. The obligation will automatically renew for one-year terms unless: (i) the adviser provides 90 days written notice of its termination and such termination is approved by the Portfolio’s Board; or (ii) the investment advisory agreement has been terminated. The obligation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement.

3.	The distributor is contractually obligated to waive 0.15% and 0.10% of the distribution fee of Class ADV and Class S2 shares, respectively, through May 15, 2015. There is no guarantee that the distribution fee waivers will continue after May 15, 2015. The distribution fee waivers will renew if the distributor elects to renew them. Notwithstanding the foregoing, termination or modification of these distribution fee waivers requires approval by the Portfolio’s Board.

4.	The Total Annual Portfolio Operating Expenses may be higher than the Portfolio’s ratio of expenses to average net assets shown in the Portfolio’s Financial Highlights, which reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.

5.	The adviser is contractually obligated to limit expenses to 1.29%, 0.69%, 0.94% and 1.09% for Class ADV, Class I, Class S and Class S2 shares, respectively, through May 1, 2016. The obligation will automatically renew for one-year terms unless: (i) the Adviser provides 90 days written notice of its termination and such termination is approved by the Portfolio’s Board; or (ii) the investment advisory agreement has been terminated. The obligation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. In addition, the adviser is contractually obligated to further limit expenses to 1.25%, 0.65%, 0.90% and 1.05% for Class ADV, Class I, Class S and Class S2 shares, respectively, through May 1, 2016. There is no guarantee that this obligation will continue after May 1, 2016 and the obligation will renew if the Adviser elects to renew it. Any fees waived pursuant to this obligation shall not be eligible for recoupment. Notwithstanding the foregoing, termination or modification of this obligation requires approval by the Portfolio’s Board. These obligations do not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses. The adviser is also contractually obligated to waive a portion of the management fee through May 1, 2016. Based upon net assets as of December 31, 2013, the management fee waiver would be (0.01%). Notwithstanding the foregoing, termination or modification of this management fee waiver requires approval by the Portfolio’s Board.

6.	The distributor is contractually obligated to waive 0.15% and 0.10% of the distribution fee of Class ADV and Class S2 shares, respectively, through May 1, 2016. There is no guarantee that the distribution fee waivers will continue after May 1, 2016. The distribution fee waivers will renew if the distributor elects to renew them. Notwithstanding the foregoing, termination or modification of these distribution fee waivers requires approval by the Portfolio’s Board.

May 16, 2014

Client Talking Points

The performance is set out below.

Average Annual Total Returns % (for the periods ended December 31, 2013)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
MFS Utilities Portfolio
Class ADV	%	19.82	16.54	N/A	10.20	07/18/06
S&P 500® Utilities Index[1]	%	13.21	10.17	N/A	6.22

Class I	%	20.54	17.24	N/A	12.00	04/29/05
S&P 500® Utilities Index[1]	%	13.21	10.17	N/A	6.94

Class S	%	20.17	16.94	N/A	11.63	05/02/05
S&P 500® Utilities Index[1]	%	13.21	10.17	N/A	6.89

Class S2%		20.05	16.65	N/A	8.02	12/29/06
S&P 500® Utilities Index[1]	%	13.21	10.17	N/A	4.66

Large Cap Value Portfolio
Class ADV	%	30.12	15.22	N/A	4.14	05/11/07
Russell 1000® Value Index[1]	%	32.53	16.67	N/A	3.71

Class I	%	30.86	15.88	N/A	4.73	05/11/07
Russell 1000® Value Index[1]	%	32.53	16.67	N/A	3.71

Class S	%	30.66	15.63	N/A	4.47	05/11/07
Russell 1000® Value Index[1]	%	32.53	16.67	N/A	3.71

1.	The index returns do not reflect deductions for fees, expenses, or taxes.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolio will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost.  You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The S&P 500® Utilities Index comprises those companies included in the S&P 500 that are classified as members of the GICS® utilities sector. The S&P 500® Index is made up of 500 stocks chosen for market size, liquidity and industry grouping, among other factors. The S&P 500 is designed to be a leading indicator of U.S. equities and is meant to reflect the risk/return characteristics of the large cap universe.

The Russell 1000® Value Index measures the performance of the large-cap value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values. The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics

o	Can I change my vote?
o	Yes. A shareholder may change or revoke their proxy at any time prior to its use. Please consult your Proxy Statement/Prospectus for information on how to revise your Proxy Ballot or Voting Instruction Card.

May 16, 2014

Client Talking Points

For financial professional use only.  Not for inspection by, distribution or quotation to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY MFS Utilities Portfolio with and into Voya Large Cap Value Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID – 9692